

March 28, 2011

Ms. Jacqualyn A. Fouse
Senior Vice President and Chief Financial Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901

> **Re:** **Celgene Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 001-34912**

Dear Ms. Fouse:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Research and Development, page 49

1. For each of your research and development projects discussed on pages two through six that are individually material, please provide us proposed disclosure to be included in future periodic filings as follows:

   • The costs incurred during each period presented and to date on the project;
   • The nature of efforts and steps necessary to complete the project;
   • The risks and uncertainties associated with completing development;

- The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project ; and
- Where a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined, disclosure should be made.

2. For projects discussed on pages two through six in the late stage of development such as phase III that are not individually material, we generally believe further disclosure about each project is necessary to provide insight into expected effects on future operations, financial position or liquidity: For each of these projects, please provide us proposed disclosure to be included in future periodic filings as follows:

- The month and year that it entered the current phase;
- Significant developments of the project during the period such as significant milestones, filing for regulatory approval, approval and other responses from regulatory agencies; suspension or termination and their reasons;
- Where a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined, disclosure should be made. If the extent and timing of these future events cannot be reliably determined, disclose the facts and circumstances that prevent their determination; and

3. You disclose that in the United States, orphan drug exclusivity with respect to VIDAZA® brand drug expires in May 2011. You also state that beginning in 2010 you revised your monthly amortization related to the VIDAZA® intangible to reflect an updated sales forecast.   If based on the expiration of the exclusivity period for VIDAZA or on any other known event, trend, demand, commitment or uncertainty your future research and development expense or the future mix of your research and development expense is reasonably likely to differ from current trends, please provide us proposed disclosure to be included in future periodic filings to discuss its expected effect on future operations and financial position.

Income Tax Provision, page 51

4. Your foreign operations accounted for 40%, 36% and 30% of your revenues and 77%, 56% and 0% of your pre-tax income in 2010, 2009 and 2008. Please provide us proposed disclosure to be included in future periodic filings of the underlying reasons for the disproportionate pre-tax income of your foreign operations in relation to your foreign sales. Please also disclose the reasons for the increase in the benefit due to lower foreign tax rates from 7.3% in 2008 to 21.8% in 2010.

5. You disclose benefits of lower foreign tax rates of 21.8% in 2010, 16.3% in 2009 and 7.3% in 2008. Please provide us proposed disclosure to be included in future periodic filings to clarify what the foreign rate differential represents in each of the

three years presented. Please also tell us how the foreign rate differential is determined in each fiscal year and identify the significant components of this item.

Liquidity and Capital Resources
Income Taxes Payable, page 54

6. You disclose that you have not provided for taxes on approximately $3.9 billion of other undistributed earnings of foreign subsidiaries at December 31, 2010 as these earnings are reinvested indefinitely. Please provide us proposed disclosure to be included in future periodic filings of the amount of cash held in your foreign subsidiaries that is considered reinvested indefinitely and its expected effect on your liquidity and capital resources. Please refer to Item 303 (a)1 of Regulation S-K and SEC Release 33-8350 Section IV.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
19. Commitments and Contingencies
Legal Proceedings, page 112

7. Your have several pending lawsuits where you disclose that the ultimate outcome is difficult to predict and could have material adverse effect on the Company. Please note that ASC 450-20-50 requires certain disclosures for all pending legal items including a) disclosure of the estimated additional loss, or range of loss, that is reasonably possible, or b) disclosure that such an estimate cannot be made. For each matter discussed in your note, please provide us proposed disclosure to be included in future periodic filings of the estimate of reasonably possible losses or that such an estimate cannot be made. If you cannot make an estimate, please disclose the facts and circumstances that prevent management from making such an estimate as well as a discussion of what is being sought in those proceedings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Jacqualyn A. Fouse
Celgene Corporation
March 28, 2011
Page 4

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant